May 26, 2009

Crescent Capital VI, L.L.C.

Attn:  Jeffery D. Gow, Managing Member
11624 S.E. 5th Street, Suite 200

Bellevue, WA 98005

Dear Sirs:

You have expressed an interest in receiving non-public, proprietary, and confidential information from Cowlitz Bancorporation and its affiliates (collectively, “CWLZ”) and from CWLZ’s Representatives in connection with the consideration of a possible investment (the “Transaction”) in CWLZ. CWLZ and its Representatives are willing to furnish such information to you for the purpose of evaluating such Transaction and pursuant to the terms of this letter agreement.

1.

You agree that information regarding CWLZ, including without limitation CWLZ’s loan portfolio, losses, deposits, reserves and other such information furnished by CWLZ or its Representatives (as hereinafter defined) to you or to your Representatives, together with any reports, analyses, compilations, memoranda, notes, and any other writings (in paper or electronic format) prepared by you or your Representatives that contain, reflect, or are based upon such information (collectively, the “Confidential Material”), (i) will keep the Confidential Material confidential and will not (except as required by applicable law, regulation or legal process, and only after compliance with paragraph 3 below), without CWLZ’s prior written consent, disclose any Confidential Material in any manner whatsoever, in whole or in part, and (ii) will not use any Confidential Material in any way that would be reasonably foreseeable to be detrimental to the business of CWLZ; provided, however, that you may reveal the Confidential Material or portions thereof to your directors, officers, managers, members, employees, affiliates, representatives (including, without limitation, financial advisors, attorneys and accountants) or agents (collectively, “Representatives”) (a) who need to know the Confidential Material to advise you with respect to a Transaction, (b) who are informed by you of the confidential nature of the Confidential Material and (c) who are directed by you to treat the Confidential Material in a manner consistent with the terms of this letter agreement; and provided further, that to the extent that the Confidential Materials  influence you or your Representatives’ deliberations or decisions with respect to whether or not to proceed with a proxy contest to replace the existing board of directors, or take such other actions as you determine, so long as you maintain the confidentiality of the Confidential Material, shall not be a “use” of the Confidential Materials that is prohibited by this Agreement.  You will be responsible for any breach of this letter agreement by any of your Representatives.  The term “Confidential Material” will not, however, include information that (i) was or becomes publicly available other than as a result of a disclosure by you or your Representatives in violation of this letter agreement or other obligation of confidentiality, (ii) was or becomes available to you on a non-confidential basis from a source (other than CWLZ or its Representatives) not known by you to be prohibited from disclosing such information by a legal, contractual or fiduciary obligation, (iii) was available to you or your Representatives on a non-confidential basis prior to its disclosure to you or your Representatives; (iv) was actually known by you or your Representatives (without any obligation to CWLZ or its Representatives as to use or disclosure) prior to its disclosure to your or your Representatives by CWLZ or its Representatives; or (v) is independently developed by you or your Representatives without reference to the Confidential Material.

2.

CWLZ acknowledges and agrees that you have previously formed a “group” as disclosed in your Schedule 13D (and Amendments 1-11) and soliciting material (filed April 10, 22 and 24, 2009) filings with the SEC for the purposes identified in clause (ii) of this paragraph 2 and CWLZ has inquired whether you would consider an additional investment in CWLZ.  In executing this Agreement, CWLZ acknowledges and agrees that this paragraph 2 shall in no way be construed to limit you or your

May 26, 2009

Representatives’ activities prior to the execution of this Agreement nor following the termination of this Agreement (after the 48 hour period described below) and covenants that it shall not make any such allegation or any similar allegation in any lawsuit, complaint or response that you or your Representatives’ actions during the periods prior to execution of this Agreement nor following the termination of this Agreement (after the 48 hour period) come within the restrictions of this paragraph 2.   In consideration of being furnished with the Confidential Material you agree that, during the period commencing upon execution of this Agreement by both parties until 48 hours after the termination of this Agreement (commencing at the time of any email notification of termination is sent by you or your Representatives), you will not, and shall cause your affiliates (as such term is defined in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended) not to (and you and they will not assist, form a group, act in concert or participate with or encourage other persons to), directly or indirectly: (i) acquire or offer to acquire, seek, propose or agree to acquire, by means of a purchase, agreement, business combination or in any other manner, beneficial ownership of any securities or assets of CWLZ, including rights or options to acquire such ownership (except pursuant to a Transaction negotiated with CWLZ), (ii) seek or propose to influence, advise, change or control the management, Board of Directors, governing instruments or policies or affairs of CWLZ, including, without limitation, by means of a solicitation of proxies (as such terms are defined in Rule 14a-1 of Regulation 14A promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, disregarding clause (iv) of Rule 14a-1(l)(2) and including any exempt solicitation pursuant to Rule 14a-2(b)(1) or (2)), seeking to influence, advise or direct the vote of any holder of voting securities of CWLZ, communicating with shareholders of CWLZ or demanding records of CWLZ. or (iii) make any public disclosure, or take any action which could require CWLZ to make any public disclosure, with respect to any of the matters set forth in this agreement.  You may terminate discussions with CWLZ regarding a Transaction with 48-hours prior written notice and upon expiration of such 48-hour period this paragraph 2 shall no longer apply, except that the acknowledgement, agreement and covenant in the first two sentences of this paragraph 2 shall survive and remain in full force and effect following the termination of this Agreement.

3.

In the event that you or any of your Representatives are requested or required (by deposition, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demand or similar process), in connection with any proceeding, to disclose any of the Confidential Material, you will notify CWLZ promptly (unless prohibited by law) so that CWLZ may seek, at its sole cost and expense, an appropriate protective order or other appropriate remedy or, in CWLZ’s sole discretion, waive compliance with the terms of this letter agreement (and if CWLZ seeks such an order, you will provide such cooperation as CWLZ shall reasonably request).  In the event that no such protective order or other remedy is obtained or that CWLZ waives compliance with the terms of this letter agreement and that you or any of your Representatives are nonetheless legally compelled to disclose such Confidential Material, you or your Representatives, as the case may be, will furnish only that portion of the Confidential Material which you are advised by counsel is legally required and will give CWLZ written notice (unless prohibited by law) of the Confidential Material to be disclosed as far in advance as practicable and exercise reasonable efforts to obtain assurance that confidential treatment will be accorded the Confidential Material.  CWLZ agrees to reimburse you for your reasonable costs and expenses (including reasonable attorneys fees and expenses) incurred in complying with the requirement for cooperation in seeking a protective order or other remedy or seeking advice of counsel regarding furnishing only that portion of the Confidential Material that is legally required to be disclosed. To the extent that, upon advice of counsel, you are required to make disclosure of Confidential Material pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations

30159377.01

May 26, 2009

promulgated thereunder, in a filing required by the Exchange Act, you shall first give CWLZ a reasonable opportunity to review the proposed disclosure and to comment on the disclosures concerning the Confidential Material, however, CWLZ shall respond within two business days of receipt of such disclosure; and provided further, that you shall be under no obligation to accept or incorporate the CWLZ’s comments.

4.

Upon CWLZ’s request, or any of its Representatives, you will (i) promptly deliver to CWLZ CWLZ’s own expense or, at CWLZ’s request, destroy all copies of the written Confidential Material in your or your Representatives’ possession that was delivered to you by CWLZ or on CWLZ’s behalf and (ii) promptly destroy all analyses, compilations, summaries, studies and other material prepared by you or your Representatives and based in whole or in part on, or otherwise containing or reflecting any of, the Confidential Material.  You will confirm any such destruction to CWLZ in writing.  Unless this Agreement has previously been terminated by you or CWLZ, any request by CWLZ or any of its Representatives pursuant to this paragraph 4 shall constitute the termination of this Agreement.  Any oral Confidential Material will continue to be subject to the terms of this letter agreement.

5.

You acknowledge that neither CWLZ, nor its Representatives, nor any of its controlling persons within the meaning of Section 20 of the Exchange Act and the rules and regulations promulgated thereunder, make any representation or warranty, express or implied, as to the accuracy or completeness of the Confidential Material, and you agree that no such person will have any liability relating to the Confidential Material or for any errors therein or omissions therefrom.  You further agree that you are not entitled to rely on the accuracy or completeness of the Confidential Material.  It is further understood and agreed that unless and until the execution and delivery of a definitive agreement with respect to any Transaction, neither CWLZ nor you intends to be, nor shall either of the parties be, under any legal obligation of any kind whatsoever with respect to a Transaction, any process with respect thereto or otherwise, by virtue of any written or oral expressions by CWLZ’s respective Representatives with respect to a Transaction, except for the matters specifically agreed to in this letter agreement. The term “definitive agreement” does not include a letter of intent or any other preliminary written agreement or term sheet, whether or not executed, nor does it include any actual or purported verbal acceptance of any offer or bid.

6.

You hereby acknowledge that you are aware, and that you will advise your Representatives who are informed of the matters that are the subject of this letter agreement, that the United States securities laws prohibit any person who has received material, nonpublic information concerning the matters that are the subject of this letter agreement from purchasing or selling securities of CWLZ or from communicating such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance upon such information.

7.

(a)

You acknowledge that remedies at law may be inadequate to protect CWLZ against any actual or threatened breach of this letter agreement by you or by your Representatives, and, without prejudice to any other rights and remedies otherwise available to CWLZ, you agree that CWLZ may seek the granting of specific performance and injunctive or other equitable relief in CWLZ’s favor.  In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines in a final, nonappealable order that this letter agreement has been breached by either party or its Representatives, then the breaching party will reimburse the other party for its costs and expenses

30159377.01

May 26, 2009

(including, without limitation, reasonable legal fees and expenses) incurred in connection with all such litigation.

(b)

You agree that no failure or delay by CWLZ or any of its Representatives in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right hereunder.

(c)

This letter agreement will be governed by and construed in accordance with the laws of the State of Washington.

(d)

This letter agreement contains the entire agreement between you and CWLZ concerning the confidentiality and use of the Confidential Material, and no provision of this letter agreement may be waived, amended or modified, in whole or in part, nor any consent given, unless approved in writing by a duly authorized representative of you and of CWLZ, which writing specifically refers to this letter agreement and the provision so amended or modified or for which such waiver or consent is given.  In the event that any provision of this letter agreement is deemed invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this letter agreement will not in any way be affected or impaired thereby.

(e)

The Mutual Confidentiality Agreement dated March 19, 2009 by and between CWLZ and you remains in full force and effect, but shall not apply to Confidential Materials (as defined herein).

30159377.01

May 26, 2009

Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter enclosed herewith.

Very truly yours,

COWLITZ BANCORPORATION

By:

/s/ Richard J. Fitzpatrick

 Richard J. Fitzpatrick

30159377.01

May 26, 2009

Accepted and agreed to as of the date first written above:

CRESCENT CAPITAL VI, L.L.C.

By:

/s/ Jeffery D. Gow

Jeffery D. Gow, Managing Member

30159377.01